SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Xerox Corporation
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

984121103
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
14,443,761 (includes Shares underlying forward contracts. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
14,443,761 (includes Shares underlying forward contracts. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,443,761 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.43%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
14,443,761 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
14,443,761 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,443,761 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.43%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
14,443,761 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
14,443,761 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,443,761 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.43%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
23,794,545 (includes Shares underlying forward contracts. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
23,794,545 (includes Shares underlying forward contracts. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,794,545 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.35%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,794,545 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,794,545 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,794,545 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.35%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
33,980,495 (includes Shares underlying forward contracts. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
33,980,495 (includes Shares underlying forward contracts. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,980,495 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                3.36%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
33,980,495 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
33,980,495 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,980,495 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,775,040 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.71%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,775,040 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.71%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,775,040 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.71%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,775,040 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.71%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
57,775,040 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,775,040 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.71%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
72,218,801 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
72,218,801 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,218,801 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.13%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the shares of Common Stock, $1 par value ("Shares"), issued by Xerox Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 4505, 45 Glover Avenue, Norwalk, Connecticut 06856-4505.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 88.8% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a NASDAQ listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 72,218,801 Shares (including Shares underlying forward contracts). Of such Shares, 8,156,241 Shares were purchased by the Reporting Persons collectively for an aggregate purchase price of approximately $86.5 million. The remaining 64,062,560 Shares may be deemed beneficially owned by the Reporting Persons as a result of their having entered into forward contracts (the "Forwards") with respect to such number of Shares at a forward price of $8.00 per share, for an aggregate forward price of approximately $512.5 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $160.0 million upon entering into such Forwards.

The source of funding for the Shares held by the Reporting Persons (including Shares underlying forward contracts) was the general working capital of the respective purchasers.  The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4.  Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that the Shares were undervalued. The Reporting Persons intend to have discussions with representatives of the Issuer's management and board of directors relating to improving operational performance and pursuing strategic alternatives, as well as the possibility of board representation.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 72,218,801 Shares (including Shares underlying forward contracts), representing approximately 7.13% of the Issuer's outstanding Shares (based upon the 1,012,402,754 Shares stated to be outstanding as of September 30, 2015 by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2015).

(b) High River has sole voting power and sole dispositive power with regard to 14,443,761 Shares (including Shares underlying forward contracts). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 23,794,545 Shares (including Shares underlying forward contracts). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 33,980,495 Shares (including Shares underlying forward contracts). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	10/07/2015	6,148.00 (1)	10.01 (2)
High River Limited Partnership	10/15/2015	644,069.00 (1)	10.10 (2)
High River Limited Partnership	10/16/2015	30,000.00 (1)	10.11 (2)
High River Limited Partnership	10/20/2015	360.00 (1)	10.16 (2)
High River Limited Partnership	10/21/2015	356,274.00 (1)	10.16 (2)
High River Limited Partnership	11/02/2015	300,000.00 (1)	9.63 (2)
High River Limited Partnership	11/03/2015	169,000.00	9.74
High River Limited Partnership	11/03/2015	29,840.00 (1)	9.74 (2)
High River Limited Partnership	11/04/2015	101,160.00 (1)	9.67 (2)
High River Limited Partnership	11/05/2015	147,333.00 (1)	9.64 (2)
High River Limited Partnership	11/06/2015	318,703.00 (1)	9.71 (2)
High River Limited Partnership	11/09/2015	268,409.00 (1)	9.69 (2)
High River Limited Partnership	11/11/2015	961,887.00 (1)	10.07 (2)
High River Limited Partnership	11/12/2015	600,000.00 (1)	10.16 (2)
High River Limited Partnership	11/13/2015	700,000.00 (1)	10.11 (2)
High River Limited Partnership	11/16/2015	587,628.00 (1)	10.13 (2)
High River Limited Partnership	11/17/2015	336,765.00 (1)	10.25 (2)
High River Limited Partnership	11/18/2015	245,613.00 (1)	10.38 (2)
High River Limited Partnership	11/19/2015	32,368.00 (1)	10.43 (2)
High River Limited Partnership	11/20/2015	220,500.00 (1)	10.49 (2)
High River Limited Partnership	11/23/2015	734,729.00 (1)	10.66 (2)

Icahn Partners LP	10/07/2015	16,588.00 (1)	10.01 (2)
Icahn Partners LP	10/15/2015	1,529,365.00 (1)	10.10 (2)
Icahn Partners LP	10/21/2015	806,938.00 (1)	10.16 (2)
Icahn Partners LP	11/02/2015	701,412.00 (1)	9.63 (2)
Icahn Partners LP	11/03/2015	322,545.00	9.74
Icahn Partners LP	11/03/2015	70,203.00 (1)	9.74 (2)
Icahn Partners LP	11/04/2015	237,989.00 (1)	9.67 (2)
Icahn Partners LP	11/05/2015	346,617.00 (1)	9.64 (2)
Icahn Partners LP	11/06/2015	749,782.00 (1)	9.71 (2)
Icahn Partners LP	11/09/2015	631,460.00 (1)	9.69 (2)
Icahn Partners LP	11/11/2015	2,262,940.00 (1)	10.07 (2)
Icahn Partners LP	11/12/2015	1,411,565.00 (1)	10.16 (2)
Icahn Partners LP	11/13/2015	1,646,826.00 (1)	10.11 (2)
Icahn Partners LP	11/16/2015	1,382,458.00 (1)	10.13 (2)
Icahn Partners LP	11/17/2015	792,275.00 (1)	10.25 (2)
Icahn Partners LP	11/18/2015	577,830.00 (1)	10.38 (2)
Icahn Partners LP	11/19/2015	76,148.00 (1)	10.43 (2)
Icahn Partners LP	11/20/2015	518,750.00 (1)	10.49 (2)
Icahn Partners LP	11/23/2015	1,728,530.00 (1)	10.66 (2)

Icahn Partners Master Fund LP	10/07/2015	8,006.00 (1)	10.01 (2)
Icahn Partners Master Fund LP	10/15/2015	1,046,910.00 (1)	10.10 (2)
Icahn Partners Master Fund LP	10/16/2015	120,000.00 (1)	10.11 (2)
Icahn Partners Master Fund LP	10/20/2015	1,440.00 (1)	10.16 (2)
Icahn Partners Master Fund LP	10/21/2015	618,159.00 (1)	10.16 (2)
Icahn Partners Master Fund LP	11/02/2015	498,588.00 (1)	9.63 (2)
Icahn Partners Master Fund LP	11/03/2015	353,455.00	9.74
Icahn Partners Master Fund LP	11/03/2015	49,159.00 (1)	9.74 (2)
Icahn Partners Master Fund LP	11/04/2015	166,649.00 (1)	9.67 (2)
Icahn Partners Master Fund LP	11/05/2015	242,716.00 (1)	9.64 (2)
Icahn Partners Master Fund LP	11/06/2015	525,028.00 (1)	9.71 (2)
Icahn Partners Master Fund LP	11/09/2015	442,174.00 (1)	9.69 (2)
Icahn Partners Master Fund LP	11/11/2015	1,584,606.00 (1)	10.07 (2)
Icahn Partners Master Fund LP	11/12/2015	988,435.00 (1)	10.16 (2)
Icahn Partners Master Fund LP	11/13/2015	1,153,174.00 (1)	10.11 (2)
Icahn Partners Master Fund LP	11/16/2015	968,055.00 (1)	10.13 (2)
Icahn Partners Master Fund LP	11/17/2015	554,783.00 (1)	10.25 (2)
Icahn Partners Master Fund LP	11/18/2015	404,622.00 (1)	10.38 (2)
Icahn Partners Master Fund LP	11/19/2015	53,322.00 (1)	10.43 (2)
Icahn Partners Master Fund LP	11/20/2015	363,250.00 (1)	10.49 (2)
Icahn Partners Master Fund LP	11/23/2015	1,210,388.00 (1)	10.66 (2)

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on July 20, 2017.

(2)
Represents a forward price of $8.00 per Share, plus the amount per Share the Reporting Person paid the counterparty to the forward contract or minus the amount per Share the Reporting Person received from the counterparty to the forward contract, as applicable, in each case upon entering into such forward contract.  The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person will pay a financing charge to the counterparty to such forward contract.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Forward Contracts

On the dates listed above in Item 5(c), certain of the Reporting Persons entered into forward contracts providing for the purchase by such Reporting Persons of an aggregate of 64,062,560 Shares at a forward price of $8.00 per share, for an aggregate forward price of approximately $512.5 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $160.0 million upon entering into such Forwards.

The Forwards provide for physical settlement, with the Reporting Person retaining the right to elect cash settlement.  The Forwards do not give any Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1	Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Xerox Corporation]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Xerox Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23rd day of November, 2015.

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Xerox Corporation]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN PARTNERS LP
Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN CAPITAL LP
Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Keith Cozza	Chief Operating Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President

HIGH RIVER LIMITED PARTNERSHIP
Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC
Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Rowella Asuncion-Gumabong	Vice President
Anthony Canova	Authorized Signatory

BARBERRY CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Vincent J. Intrieri	Vice President; Authorized Signatory
Anthony Canova	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Rowella Asuncion-Gumabong	Vice President